UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Annual Shareholders’ Meeting Results

On April 25, 2023, Galapagos NV (the “Company”) held its Annual Shareholders’ Meeting (the “Meeting”). The meeting minutes and other documentation pertaining to the Meeting can be viewed at https://www.glpg.com/shareholders-meetings within 15 days of the Meeting. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Annual Shareholders’ Meeting

Agenda item 2: acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and approval of the allocation of the annual result as proposed by the Board of Directors

The Company’s shareholders’ meeting resolved to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and the allocation of the annual result as proposed by the Board of Directors.

Agenda item 5: acknowledgement and approval of the remuneration report

The Company’s shareholders’ meeting resolved to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2022.

Agenda item 6: release from liability to be granted to the members of the Board of Directors, the members of the former Supervisory Board, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2022

The Company’s shareholders’ meeting resolved, by a separate vote, to release each member of the Board of Directors, each member of the former Supervisory Board, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2022.

Agenda item 7: remuneration of the statutory auditor for the financial year ended on 31 December 2022

The Company’s shareholders’ meeting resolved to approve the increase of the annual remuneration of the statutory auditor from €769,610 (VAT and expenses exclusive), as approved by the ordinary shareholders’ meeting of 28 April 2020, to €1,127,098 (VAT and expenses exclusive) for the audit of the non-consolidated and consolidated accounts for the financial year ended on 31 December 2022. This increase mainly results from the fact that the scope of the audit activities performed by the statutory auditor was broadened as a result of Galapagos’ commercial activities ramping up in 2022, as well as the acquisitions made.

Agenda item 8: appointment of statutory auditor

The Company’s shareholders’ meeting resolved, in accordance with the recommendation of the Company’s Audit Committee and upon proposal of the Board of Directors, (a) to appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of 3 years, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at €852,000 (if any, VAT exclusive) per year. Such mandate will expire immediately after the annual shareholders’ meeting to be held in 2026 which will have decided upon the Company’s annual accounts for the financial year to be ended on 31 December 2025.

Agenda item 9: re-appointment of Mr. Peter Guenter as independent director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the advice of the Company’s Nomination Committee, to (a) to re-appoint Mr. Peter Guenter as an independent member of the Board of Directors of the Company, for a period of 4 years, effective as of April 25, 2023, ending immediately after the annual shareholders’ meeting to be held in 2027, and (b) to confirm his mandate as an independent member of the Board of Directors since (i) Mr. Peter Guenter meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, and (ii) Mr. Peter Guenter has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence. The Company’s shareholders’ meeting also resolved that the mandate of Mr. Peter Guenter is remunerated as provided for non-executive members of the Board of Directors in (a) the Remuneration Policy, approved by the ordinary shareholders’ meeting of 26 April 2022, and (b) the minutes of the ordinary shareholders’ meeting of 28 April 2020.

Agenda item 10: re-appointment of Mr. Daniel O’Day as director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the advice of the Company’s Nomination Committee, to re-appoint Mr. Daniel O’Day as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of April 25, 2023, ending immediately after the annual shareholders’ meeting to be held in 2027. The Company’s shareholders’ meeting also resolved that the mandate of Mr. Daniel O’Day as director of the Company will not be remunerated.

Agenda item 11: appointment of Dr. Linda Higgins as director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the advice of the Company’s Nomination Committee, to re-appoint Dr. Linda Higgins as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of April 25, 2023, ending immediately after the annual shareholders’ meeting to be held in 2027. The Company’s shareholders’ meeting also resolved that the mandate of Dr. Linda Higgins as director of the Company will not be remunerated.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, and 333-268756).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: April 25, 2023	/s/ Annelies Denecker
Annelies Denecker
Company Secretary